Exhibit 99.1

NEW GOLD PROVIDES NOTICE OF RELEASE OF THIRD QUARTER 2024 RESULTS AND CONFERENCE CALL

TORONTO, Oct. 2, 2024 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) (NYSE American: NGD) is providing notice that it will release its third quarter 2024 operational and financial results after market close on Tuesday, October 29, 2024. The Company will host its third quarter 2024 earnings conference call and webcast on Wednesday, October 30, 2024 at 8:30 am Eastern Time.

Third Quarter 2024 Conference Call and Webcast

  Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link
  https://app.webinar.net/xPwpa23nj6B
  Participants may also listen to the conference call by calling North American toll free 1-888-510-2154, or 1-437-900-0527 outside of the U.S. and Canada, passcode 45265.
  To join the conference call without operator assistance, you may register and enter your phone number at  https://emportal.ink/3TCTEZb  to receive an instant automated call back.
  A recorded playback of the conference call will be available until November 30, 2024 by calling North American toll free 1-888-660-6345, or 1-289-819-1450 outside of the U.S. and Canada, passcode 45265. An archived webcast will also be available at www.newgold.com.

About New Gold
New Gold is a Canadian-focused intermediate mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit www.newgold.com.

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SOURCE New Gold Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2024/02/c7779.html

%CIK: 0000800166

For further information: For further information, please contact: Ankit Shah, Executive Vice President, Strategy & Business Development, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 06:30e 02-OCT-24